EX-99.77H - Changes in control of registrant

As of June 30, 2012, City of London Investment Group PLC (the "City of London") ceased to be a control person of The Taiwan Fund, Inc, (the "Fund") as such term is defined by the 1940 Act, following the disposition of shares by City of London during the previous quarter, which caused City of London's ownership to fall below 25% of the Fund's outstanding voting shares.
The change of control is reflected in the SC 13G/A filing by City of London on July 10, 2012 (SEC Accession No.: 0001072613-12-000492).